UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2020

Commission File Number: 001-38104

IMMURON LIMITED

(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IMMURON LIMITED

EXPLANATORY NOTE

Immuron Limited (the “Company”) published three announcements (the “Public Notices”) to the Australian Securities Exchange on June 23, 2020 titled:

-	“Appendix 2A & 708A Notice”
-	“Change of Director’s Interest Notice (DP)”
-	“Change of Director’s Interest Notice (RA)”

A copy of the Public Notice is attached as an exhibit to this report on Form 6-K.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit Number	Description

99.1	Appendix 2A & 708A Notice
99.2	Change of Director’s Interest Notice (DP)
99.3	Change of Director’s Interest Notice (RA)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMURON LIMITED

Date: June 23, 2020	By:	/s/ Phillip Hains
Phillip Hains
Company Secretary

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